THE SECURITIES REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. UNITS OF THE COMPANY MAY NOT BE TRANSFERRED OTHER THAN AS PROVIDED IN ARTICLE IX OF THIS LIMITED LIABILITY COMPANY AGREEMENT.

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF INCOBA LLC

THIS SECOND AMENDED AND RESTATED COMPANY AGREEMENT OF INCOBA LLC (the "Company Agreement") is executed as of April 22, 2021 (the "Effective Date") by the persons who sign and are identified as "Members" in this Agreement.

W I T N E S S E T H

WHEREAS, the Incoba LLC (the "Company") was formed on July 8, 2014 for the purpose of the commercialization of patented technology involving low flow oxygen delivery devices as well as any lawful purpose under the TBOC;

WHEREAS, the parties desire to amend, restate and replace the Amended and Restated Company Agreement of the Company dated as of August 26, 2014, as amended by that certain First Amendment to the Company Agreement dated as of April 18, 2017 and by that certain Second Amendment to the Company Agreement dated April 1, 2020, in its entirety with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree that this Agreement shall read as follows:

ARTICLE I
FORMATION OF COMPANY

1.1 Formation; Name of the Company. The Members hereby enter into and form the Company as a limited liability company pursuant to the provisions of the TBOC for the purposes hereinafter set forth. The name of the Company shall be "Incoba LLC".

1.2 Definitions. For purposes of this Agreement, capitalized terms shall have the meanings specified or referred to in Exhibit "A".

1.3 Term. The term of the Company shall commence on the Effective Date and shall continue until the termination of the Company in accordance with the provisions of Article X.

1.4 Principal Office. The principal office of the Company shall be 743 Spirit 40 Park Drive Suite 108, Chesterfield, Missouri 63005, or such other location or locations as the Manager

may determine. The books and records of the Company shall be kept at the principal office of the Company, or such other location or locations as the Manager may determine.

1.5 Registered Office; Registered Agent. The "Registered Office" of the Company in Texas shall be 1701 Directors Boulevard, Suite 300 Austin, Texas 78744, and the name of the "Registered Agent" at such address is Registered Agent Solutions, Inc. The Registered Office and/or Registered Agent may be changed by the Managers from time to time in accordance with provisions of the TBOC.

1.6 Purpose. The objects and purposes of the Company are the commercialization of patented technology involving the measurement of airflow in nasal cannula and its effect on the delivery of therapeutic gases. Specifically, the Company desires to commercialize technology found in patent numbers 7,267,123, 7,007,693, 7,006,180, 7,007,694 and additional patents in order to develop a low flow oxygen delivery device as well as the transaction of any or all lawful business for which limited liability companies may be formed under the TBOC.

1.7 No Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than applicable tax laws, and this Agreement may not be construed to suggest otherwise.

ARTICLE II
MANAGEMENT

2.1 Management by Managers. Except for situations in which the approval of the Members is required by this Agreement or by non-waivable provisions of the TBOC, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Managers appointed pursuant to the provisions of this Agreement. The initial Managers shall be Lawrence Spector and Lon Aylsworth. Subject to the provisions hereof, the Company shall have at least one Manager but no more than three Managers. In furtherance thereof, subject only to Section 2.2 and any other provision of this Agreement conferring a right of consent, approval or joinder of the Members, the Managers shall have the full, exclusive and complete right, power and authority to manage, control and make all decisions and give (or withhold) all consents or approvals with respect to the business, operations, investments and affairs of the Company and its properties, and to do all things which, in the sole judgment of the Managers, are necessary, proper or desirable to carry out and exercise the foregoing authority. The Managers shall also have full power and authority to implement or cause to be implemented the decisions of the Members. Without limiting the generality of the foregoing, the Managers, subject to the limitations imposed in this Agreement, shall have the following power and authority, exercisable in the sole discretion of the Managers on behalf of the Company:

(a) to take any action to protect or preserve the title and interests of the Company with respect to its assets;

(b) to take any action, including protests, with regard to any tax or other assessments imposed with respect to the assets or operations of the Company;

(c) to appoint, employ, contract with or terminate employees, contractors, consultants, accountants, attorneys and other Persons in connection with the business and affairs of the Company;

(d) to the extent funds of the Company are available, make or cause to be made, all disbursements to pay all debts and obligations of the Company;

(e) to maintain all funds of the Company in one or more accounts with banks or other financial institutions;

(f) to prepare and modify any budget for the Company;

(g) to establish reserves for operations, improvements and contingencies for the Company;

(h) to make distributions to the Members of the Company;

(i) to take any action with respect to the enforcement of the rights, duties and obligations of the Company to any Person, including the conduct of any litigation or other proceeding, the incurring of legal fees and expenses, and the settlement of claims and suits;

(j) to take any action with respect to the compliance of the Company with applicable laws, ordinances, orders, rules, regulations and requirements;

(k) to take all action and exercise all power and authority delegated to the Manager under any other provisions of this Agreement;

(l) to initiate, waive, contest, settle or compromise any legal proceeding, suit, claims or action concerning the Company;

(m) to institute any judicial action or administrative appeal against any tax authority with respect to the Company;

(n) to acquire or sell any real property;

(o) to acquire or sell personal property, tangible or intangible;

(p) to file or otherwise take advantage of on behalf of the Company any proceedings in, or consent to the filing of any petition under, any federal or state bankruptcy, insolvency or other laws for the relief of debtors; and

(q) to take any action reasonably appropriate to carry out any of the foregoing powers or that the Manager may deem necessary, appropriate or desirable in furtherance of the purposes of the Company.

The foregoing powers shall be exercised by the Managers on the Company's behalf and in its name, as its act and deed. All actions taken and all decisions made by the Manager pursuant to the foregoing powers shall be binding on the Company and all Members.

2.2 Manager Decisions. In the event the Managers are not able to agree upon a material issue concerning the Company, the Managers shall negotiate in good faith to attempt to reach an agreement upon such issue. In the event the Managers are still not able to agree after a reasonable time, the Managers shall present the material issue concerning the Company to the Members. Managers who are also Members shall abstain from voting. The decision of the Majority in Interest of the disinterested Members shall be final and binding upon the Managers.

2.3 Majority Decisions. Notwithstanding any other provision of this Agreement or the TBOC to the contrary, the prior approval of a Majority in Interest shall be required to take the following actions, and after such approval the Managers shall have the right, power or authority to take or consent to such action or make or consent to such decision:

(a) remove or appoint any Manager;

(b) except as otherwise permitted by this Agreement, perform or take any action which would result in a termination or dissolution of the Company under this Agreement or by operation of law;

(c) amend or restate the Certificate of Formation;

(d) create or issue additional Units; provided, however, that the Managers shall be permitted, without the prior approval of a Majority in Interest, to create and issue up to five percent (5%) of the Company's total outstanding Units (or options or rights to purchase, or securities convertible into or exchangeable for, such Units) to the Company's employees, officers, Managers, consultants, advisors or service providers pursuant to any plan, agreement or similar arrangement approved by the Managers, such amount to be calculated based on the total number of Units outstanding following such issuances, to be net of any cancellations, expirations or repurchases, and to be adjusted for any Unit dividend, split, combination or other recapitalization with respect to such Units;

(e) merge or consolidate the Company with any other entity or change or reorganize the Company into any other legal form or take any action that would result in the Company no longer being taxed as a partnership for federal income tax purposes;

(f) sell, transfer or otherwise dispose of all or substantially all of the assets of the Company;

(g) commence a voluntary bankruptcy of the Company;

(h) alter the Company's purpose, as expressed in Section 1.6 of this Agreement; and

(i) do any act in contravention of this Agreement.

2.4 Reimbursement of Costs. The Company shall promptly reimburse the Members and the Manager for all reasonable costs and expenses incurred by them on behalf of the Company in the performance of their duties and responsibilities under this Agreement.

2.5 Limited Authority of Members. Other than as specifically provided for in this Agreement, no Member shall, individually as a Member, (i) be permitted to take part in the business or control of the business or affairs of the Company, (ii) have any voice in the management or operation of any Company property, (iii) have the authority or power to act as agent for or on behalf of the Company or any other Member, or (iv) incur any expenditures or create or incur any indebtedness or obligations on behalf of or with respect to the Company.

2.6 Outside Activities. This Agreement shall not preclude or limit, in any respect, the right of any Member or its Related Parties to engage or invest in any business activity of any nature or description, including those which may be the same as or similar to the Company's business and in competition therewith. Any such activity may be engaged in independently or with others without any obligation whatsoever to offer same to any other Member. Neither the Company, any Member nor any of their respective Related Parties shall have any right, by virtue of this Agreement, in or to such other investments or activities, or to the income or proceeds derived therefrom, and the pursuit of such investments and activities, even if competitive with the business of the Company, shall not be deemed wrongful or improper. Notwithstanding the foregoing, this Section 2.6 shall in no way limit any other agreement to which a Member, Manager or officer of the Company (or their Affiliates) may be party.

2.7 Power of Attorney. By the execution of this Agreement, the Members constitute and appoint the Managers, as their true and lawful attorney-in-fact and agent with full power and authority to act in their name, place and stead in the execution, acknowledgment, delivering, filing and recording all assumed or fictitious name certificates and other documents that the Managers deem necessary or reasonably appropriate for the following specific purposes:

(a) to qualify or continue the Company as a limited liability company in Texas and to qualify the Company to do business in the states in which the Company is required to qualify;

(b) to amend this Agreement to reflect any of the following:

(i) a change in the identity of any Member, the admission, substitution or withdrawal of any Member, or an adjustment to the Capital Contributions, number of Units or Percentage Interest of any Member in accordance with the terms of this Agreement, or to amend the Certificate of Formation as required by any such change or amendment;

(ii) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company;

(iii) a change that in the Manager's sole discretion is necessary or advisable to qualify or continue the qualification of the Company as a limited liability company or to ensure that the Company will not be treated as other than a partnership for federal income tax purposes;

(iv) a change that in the Manager's sole discretion (A) does not adversely affect the Members in any material respect, (B) is necessary or advisable to satisfy any requirements, condition or guidelines contained in any opinion, directive, order, ruling or

regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including, without limitation, the TBOC) or (C) is required to effect the intent of the provisions of this Agreement or is otherwise contemplated by this Agreement;

(v) an amendment that in the Manager's sole discretion is necessary or advisable in connection with the authorization or issuance of any class or series of equity, subject to the receipt of any consent of the Members required in connection with such issuance by Section 2.3 of this Agreement;

(vi) any amendment of this Agreement expressly permitted in this Agreement to be made by the Manager without the Members' consent (including, without limitation, as permitted by Section 3.3, 9.10 or 12.4) or any amendment of this Agreement made following receipt of the Members' consent as required by this Agreement or applicable provisions of the TBOC; or

(vii) any other amendments substantially similar to the foregoing.

(c) to reflect the termination of the Company after same has been terminated in accordance herewith.

The power of attorney granted herein shall be deemed to be coupled with an interest and shall to the extent permitted by law survive the dissolution and liquidation of a Member, and shall be binding on any assignee or vendee of any Unit(s) hereunder, including any of the distributive rights relating thereto.

ARTICLE III
CAPITAL OF THE COMPANY

3.1 Capital Contributions. Each Member is contributing to the capital of the Company concurrently with its execution and delivery hereof the cash or property set forth opposite its name in the column entitled "Initial Capital Contributions" in Exhibit B (the "Initial Capital Contributions"). Any Member may make such further capital contribution ("Supplemental Capital Contributions" and, collectively with the Initial Capital Contributions, the "Capital Contributions") as such Member and the Managers may mutually determine from time to time. Except as otherwise provided in this Agreement, no Member shall have any obligation to make any additional contributions of capital to the Company or to make any loan to the Company, and no Member shall have any liability to the Company or any other Member by virtue of refusing to make any additional contributions of capital or loans to the Member. Notwithstanding the prior sentence, nothing herein shall prevent a Member from lending money to the Company under terms and conditions approved by the Managers.

3.2 Return of Capital Contributions. No Member is entitled to the return of its Capital Contribution to the Company or to be paid interest in respect of either its Capital Account or any Capital Contribution made by it to the Company. No unrepaid Capital Contribution shall be deemed or considered to be a liability of the Company or of any Member. No Member shall be required to contribute or loan any cash or property to the Company to enable the Company to return any Member's Capital Contribution to the Company.

3.3 Members; Contributions; Units and Percentage Interests. The name, address, capital commitments and original Percentage Interests of, and the number of Units held by, each Member are set forth on Exhibit B attached hereto. The authorized number of Units shall total 72,750. The Units owned by Members hereunder shall not be represented by certificates. Exhibit B hereto shall be amended by the Managers from time to time to reflect the admission of substituted or additional Members.

3.4 Loans and Withdrawal of Capital Contributions. No Member shall be permitted to borrow, or to make an early withdrawal of, any portion of the capital contributed by such Member except as otherwise provided herein.

3.5 Limited Liability of Members. No Member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid Capital Contributions a Member has agreed to make to the Company and a Member's share of the assets (including undistributed revenues) of the Company; and in all events, a Member shall be liable and obligated to make payments of its Capital Contributions only as and when such payments are due in accordance with the terms of this Agreement, and no Member shall be required to make any loans to the Company.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocations.

(a) In General. The recognition and classification of the items of income, gain, loss and deduction of the Company (whether recognized prior to or during Winding Up) shall be the same for purposes of this Section 4.1 as their recognition and classification for federal income tax purposes determined (i) without regard to any Section 754 Election (as defined below) which may have been made, (ii) without regard to any provision of the Code which provides that an item of income or gain is not includable in gross income or that an expenditure is not deductible or chargeable to a capital account, and (iii) without regard to any items allocated pursuant to Section 4.1(e).

(b) Net Income. Net Income shall be allocated to the Members in proportion to their respective Percentage Interests.

(c) Net Loss. Net Loss shall be allocated to the Members in proportion to their respective Percentage Interests.

(d) Restrictions on Allocations. Notwithstanding anything in this Section 4.1 to the contrary:

(i) The Net Loss allocated to a Member pursuant to Section 4.1(c) shall not exceed the maximum amount of Net Loss that can be so allocated without causing such Member to have an Adjusted Capital Account Deficit at the end of the year. All Net Loss in excess of the limitation set forth in this Section 4.1(d)(i) shall be allocated to the Members with positive Capital Account balances.

(ii) In the event a Member receives any adjustments, allocations or distributions described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible.

(iii) In the event a Member has an Adjusted Capital Account Deficit at the end of any accounting year, such Member shall be specially allocated items of Net Income in the amount and manner sufficient to eliminate, to the extent required by Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible.

(iv) Notwithstanding any other provision of this Agreement, but subject to the exceptions set forth in Treasury Regulations § 1.704-2(f)(2), (3), (4) or (5), if there is a net decrease in Minimum Gain during a Company Year, the Members must be allocated items of Net Income for such year (and, if necessary, subsequent years) in the proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Minimum Gain (as such share is determined in accordance with Treasury Regulations § 1.704-2(g)(2)). The Minimum Gain charge back shall consist first of Net Income from the disposition of Company assets subject to nonrecourse liabilities of the Company with the remainder of the Minimum Gain charge back, if any, made up of a pro rata portion of the Company's other items of income or gain for such year and shall be determined in accordance with Treasury Regulations §§ 1.704-2(f)(6), 1.704-2(g)(2) and 1.704-2(j)(2)(i), or any successor provisions. If such Net Income from the disposition of Company assets exceeds the amount of Minimum Gain charge back, a proportionate share of each item of such Net Income shall constitute a part of the Minimum Gain charge back.

(v) Notwithstanding any other provision of this Agreement, but subject to the exceptions referenced in Treasury Regulations § 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain during any year, items of income and gain for such year (and, if necessary subsequent years) shall first be allocated to each Member with a share of that Member Minimum Gain in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Member Minimum Gain (as such share is determined in accordance with Treasury Regulations § 1.704-2(i)(4)). The items to be so allocated shall be determined in accordance with Treasury Regulations § 1.704-2(i)(4), or any successor provision.

(vi) Nonrecourse Deductions for any taxable year shall be allocated among the Members in the same manner as are the other profits and losses of the Company for such year. Member Nonrecourse Deductions for any taxable year should be allocated among the Members in accordance with Treasury Regulations § 1.704-2(i)(1).

(vii) The allocations set forth in this Section 4.1(d) ("Regulatory Allocations") are intended to comply with certain requirements of Treasury Regulations §§ 1.704-1 and 1.704-2. Notwithstanding any other provision of this Section 4.1 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Net Income and Net Loss among the Members so that, to the extent possible, the net amount of such allocations of other Net Income and Net Loss and the Regulatory Allocations to the Members shall be equal to the net amount that would have been allocated among the Members if the Regulatory Allocations had not occurred.

(e) Section 704(c). Items of income, gain, loss and deduction with respect to an asset contributed to the Company by a Member that has a fair market value at the time of such contribution which is different from its adjusted tax basis shall, for tax purposes only, be allocated among the Members in the manner provided under Section 704(c) of the Code and Treasury Regulations thereunder so as to take into account any variation between the basis of the property to the Company and its fair market value at the time of contribution. Such allocations shall be made in accordance with the traditional method set forth in Treasury Regulation § 1.704-3(b).

4.2 Computation of Capital Account.

(a) The balance of the "Capital Account" of a Member is initially zero and as of any date is increased by (i) the amount of cash contributed by that Member to the Company on or prior to that date, (ii) the fair market value (as determined in good faith by the Manager) of any property (reduced by any liabilities which are assumed by the Company or to which such property is subject) which is contributed by that Member to the Company on or prior to that date and (iii) any item of Company income or gain which is allocated to such Member pursuant to Section 4.1 on or prior to that date; and is decreased by (iv) any Company deduction or loss which is allocated to such Member pursuant to Section 4.1 on or prior to that date, (v) the amount of cash distributed by the Company to such Member on or prior to that date and (vi) the fair market value (as determined in good faith by the Manager) of any property (reduced by any liabilities which are assumed by the distributes Member or to which the property is subject) which is distributed by the Company to the Member on or prior to that date. For Capital Account purposes, depreciation, cost recovery deductions and gain or loss on sale or other disposition shall take into account the book basis, and not the tax basis, of the assets of the Company. Allocations pursuant to Section 4.1(e) shall not be taken into account for Capital Account purposes.

(b) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the termination of the Company. The Managers also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

4.3 Distributions.

(a) Except as set forth in Section 10.4(b) herein, Managers shall calculate Net Cash Flow for distribution, and shall distribute such Net Cash Flow at such times as they determine in their discretion. Net Cash Flow shall be distributed as follows:

i. First, eighty percent (80%) of the Net Cash Flow shall be distributed to Members, with the specific exclusion of all Units held by Lawrence Spector and Alonzo Aylsworth, in proportion to their respective

Percentage Interests until such time as the Members are distributed an amount equal to each Member's Unreturned Capital Amount;

ii. Second, twenty percent (20%) of the Net Cash Flow shall be distributed to Lawrence Spector and Alonzo Aylsworth in proportion to their respective Percentage Interests until such time as all the Members, including Lawrence Spector and Alonzo Aylsworth, are distributed an amount equal to each Member's Unreturned Capital Amount;

iii. Third, Net Cash Flow shall be distributed to all Members in proportion to their respective Percentage Interests.

(b) With respect to each taxable year of the Company, subject to a determination of Net Cash Flow by the Manager pursuant to Section 4.3(a), the Managers shall make one or more distributions to each Member in such amounts that, when added to any other distributions made by the Company pursuant to Section 4.3(a) or this Section 4.3(b) during or with respect to such taxable year, equals thirty percent (30%) of such Member's allocable share (determined under Section 4.1) of the Company's Net Income from such taxable year. At the discretion of the Managers, distributions pursuant to this Section 4.3(b) may be made periodically during the taxable year to correspond with the timing of any estimated tax payments to the IRS (or other taxing authority) required of the Members. Any amount distributed pursuant to this Section 4.3(b) shall be treated as an advance distribution of amounts otherwise distributable to the Members pursuant to Section 4.3(a).

4.4 Allocations Upon Transfer. Upon the transfer of any Member's interest, the income, gain, loss and deduction of the Company shall be allocated among the transferor and transferee of the interest in the Company by using an interim closing of the Company's books and records as of the last day of the month in which the transfer occurs.

ARTICLE V
ADMINISTRATIVE AND TAX MATTERS

5.1 Books and Records. The books and records of the Company shall be kept, at the expense of the Company, by the Managers at its principal places of business or at such other place as the Managers may designate. The books and records of the Company shall be maintained on a calendar year basis, using such basis of accounting as the Manager may determine from time to time. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for conducting the Company business.

5.2 Inspection. The books and records of the Company shall be maintained at the administrative office, and shall be open to inspection by the Members at all reasonable times during any business day with reasonable advance notice of such inspection.

5.3 Bank Accounts; Investments. All funds of the Company shall be deposited in its name in an account or accounts maintained in a national or state bank or banks or brokerage account or accounts designated from time to time by the Managers. The funds of the Company

shall not be commingled with the funds of any other Person. Checks shall be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by such signatory party or parties as may be designated from time to time by the Managers. The Managers shall have the right to deposit Company funds that, from time to time, are not required for the operation of the business of the Company in interest bearing bank accounts or to purchase commercial paper, treasury bills or other short-term instruments or interests as the Managers deem necessary, appropriate or advisable.

5.4 Tax Matters Member.

(a) This Section 5.4(a) is applicable with respect to Company taxable years beginning before January 1, 2018. The Members recognize that the Administrative Member, or such other Member appointed by the Managers, will be treated as the tax matters partner (the "Tax Matters Member") of the Company pursuant to Section 6231(a)(7) of the Code. The Tax Matters Member shall use its best efforts to cause all Members to become "notice partners" within the meaning of Section 6231(a)(8) of the Code. The Tax Matters Member shall keep all other Members informed of all matters that may come to its attention in its capacity as Tax Matters Member by giving the other Members notice thereof within thirty (30) days after the Tax Matters Member becomes informed of any such matter. The Tax Matters Member shall not take any action contemplated by Sections 6222 through 6232 of the Code unless the Tax Matters Member has first given the other Members notice of the contemplated action and received the approval to such contemplated action of a Majority in Interest. This provision is not intended to authorize the Tax Matters Member to take any action that is left to the determination of an individual Member under Sections 6222 through 6232 of the Code.

(b) In the event of an audit of the federal income tax return of the Company by the Internal Revenue Service, and pursuant to Code section 6223 and related Code sections, the Members hereby designate the Administrative Member as the "partnership representative" of the Company (the "PR"). The PR shall be specifically authorized by the Members to (i) engage attorneys and/or accountants to represent the Company in connection with such audit and any subsequent actions relating thereto, (ii) to negotiate and enter into an agreement with the Internal Revenue Service which shall be binding on all the Members, (iii) to seek administrative and judicial review of any administrative adjustments of Company items made by the Internal Revenue Service, and (iv) to take such other actions which relate to the tax audit of the Company. The PR shall inform the Members of all material administrative and judicial proceedings which may arise with respect to the Company tax returns. The PR shall provide each Member with a copy of any notice received from the Internal Revenue Service regarding any proposed adjustments resulting from such an audit and any finalized adjustments resulting from such an audit. In the event a Member other than the PR receives a notice of a proposed adjustment from the Internal Revenue Service, such Member shall, immediately upon receipt thereof, provide such notice to the PR so that the PR may take such actions as the PR deems necessary. The PR shall exercise ordinary business judgment in carrying out the duties and responsibilities designated above, and unless gross negligence, fraud, deceit or willful misconduct shall be involved, the PR shall not be liable or obligated to the Members for any mistake of fact or judgment made by the PR in carrying out such duties and responsibilities which result in any loss to the Members. If the PR determines in the PR's sole, absolute and uncontrolled discretion to not contest the finalized partnership adjustments, the Company is authorized to elect to issue adjusted

information returns (e.g., amended Schedule K-1's to the Partnership's Form 1065) to each of the Persons who or which were Members (or assignees of Members) in the tax year which is the subject of such finalized partnership adjustments, and such Persons shall promptly amend their respective individual returns for such year to take any adjustments into account on such returns and promptly pay any tax, penalties and interest attributable to such adjustments. The provisions of this Section 5.4(b) shall remain binding on a Person after that Person ceases to be a Member. Each Member agrees to indemnify, defend and hold harmless the Company, the PR and the other Members in respect to any taxes, penalties, or interest as a result of that Member's failure to file an amended tax return or pay that Member's taxes and additions to tax.

5.5 Tax Returns and Elections.

(a) Tax Returns. Subject to the direction and control of the Managers, the Administrative Member shall prepare and file (or cause to be prepared and filed) all income tax returns of the Company and shall furnish copies thereof to the Members. The Administrative Member, on behalf of the Company and at the time and in the manner provided in Treasury Regulation Section 1.745-1(b), may make an election to adjust the basis of Company property in the manner provided in Sections 734(b) and 743(b) of the Code (a "Section 754 Election").

(b) Income Tax Elections. The Managers shall have the right to make any applicable elections under the Code which, in its best judgment, are in the best interest of the Company, other than an election to treat the Company as other than a partnership for federal income tax purposes.

5.6 Reimbursement. The Administrative Member shall be entitled to reimbursement out of Company funds for any and all actual costs and expenses incurred by the Administrative Partner on behalf of the Company, while acting on behalf of the Company, including, without limitation, the administrative and tax matters described in this Article V.

ARTICLE VI
MEMBERS

6.1 Meetings. Meetings of Members shall be held at any place stated in any proper notice of meeting, whether within or without the State of Texas. Meetings shall be held only when called by (a) the Managers, or (b) a Majority in Interest of the Members.

6.2 Notice of Meetings. Written or printed notice stating the place, day and hour of each meeting of the Members and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail or email or similar communication, by or at the direction of the person(s) calling the meeting, to each Member entitled to vote at the meeting.

6.3 Quorum of and Action by Members. The presence at a meeting of Members, in person or by proxy, of the Members holding at least the minimum number of Units required to act upon a matter shall be requisite to and shall constitute a quorum at such meeting for the transaction of business, except as otherwise provided by statute, the Certificate of Formation or this Agreement. A Member shall be entitled to one vote for each of its Units which is entitled to vote on a matter submitted to a vote of the Members. With respect to any matter, the affirmative vote

or consent of a Majority in Interest of the Members entitled to vote on such matter shall be required to constitute the act of the Members; provided that the election of Managers shall be governed by the provisions of Article VII hereof. Unless otherwise provided in the Certificate of Formation or this Agreement, the Members represented in person or by proxy at a meeting of Members at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of a Majority in Interest of the Members present in person or by proxy at that meeting. At any such adjourned meeting at which a quorum shall later be present or represented, any business may be transacted that might have been transacted at the meeting as originally convened.

6.4 Voting by Members. The Members shall be entitled to vote on each matter submitted to a vote at a meeting of Members in proportion to their respective Units. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Each proxy shall be delivered to the Manager prior to or at the time of the meeting.

6.5 Action Without a Meeting. Any action required by the TBOC to be taken at any annual or special meeting of Members, or any action which may be taken at any annual or special meeting of Members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members holding at least the Percentage Interest required for such action and shall be delivered to the Manager within a reasonable period of time thereafter.

6.6 Telephone Meetings. Subject to the provisions of applicable law and this Agreement regarding notice of meetings, Members may, unless otherwise restricted by the Certificate of Formation or this Agreement, participate in and hold a meeting by using conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 6.6 shall constitute presence in person at such meeting, except when a person participates in the meeting for the sole purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

ARTICLE VII
MANAGER

7.1 Number and Qualifications of Managers. The Company shall have two (2) Managers, or such other number as may be determined from time to time by the Majority in Interest but in no event greater than three (3) Managers. The Managers need be a Member of the Company or resident of the State of Texas. Lawrence Spector and Lon Aylsworth shall serve as the initial Managers of the Company, subject to the provisions of this Agreement, until its successor has been duly elected and qualified.

7.2 Term of Office; Resignation. The Managers shall each serve as a Manager until the earlier of (i) such Manager's death (in the case of an individual), (ii) such Manager's incompetence (in the case of an individual), (iii) such Manager's dissolution or initiation of bankruptcy proceedings (in the case of an entity), (iv) such Manager's resignation or removal, or

(v) such time as a new Manager is appointed by the Members in accordance with Section 2.3. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Manager, or if none, to any Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

7.3 Removal; Filling of Vacancies. Any Manager may be removed, with or without cause, by the Members, and any vacancy occurring in the Manager may be filled by the Members.

7.4 Reimbursement of Managers. All reasonable out-of-pocket expenses incurred by the Managers in managing and conducting the business and affairs of the Company shall be paid or reimbursed by the Company in accordance with the policy of the Company adopted by the Managers.

7.5 Committees. The Managers may, designate committees, each committee to consist of one or more Members, which committees shall have such power and authority and shall perform such functions as may be provided in such resolution.

ARTICLE VIII
OFFICERS

8.1 Officers. The Managers may designate one or more individuals (who may or may not be Manager) to serve as officers of the Company. The Company shall have such officers as the Managers may from time to time determine, which officers may (but need not) include, without limitation, a President, one or more Vice Presidents (and in case of each such Vice President with such descriptive title, if any, as the Managers shall deem appropriate), a Secretary and a Treasurer. Any two or more offices may be held by the same person.

8.2 Compensation. The officers of the Company shall be entitled to such compensation as may be determined from time to time by the Managers.

8.3 Term of Office: Removal, Filling of Vacancies. Each officer of the Company shall hold office until his or her successor is chosen and qualified in his or her stead or until his or her earlier death, resignation, retirement, disqualification or removal from office. Any officer designated by the Managers may be removed at any time by the Managers whenever in their judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Managers.

8.4 President. The President, if one is designated by the Managers, shall be the chief executive officer of the Company and, subject to the provisions of this Agreement, shall have general supervision of the affairs of the Company and shall have general and active control of all its business. The President shall have power and general authority to execute bonds, deeds and contracts in the name of the Company, to cause the employment or appointment of such employees and agents of the Company as the proper conduct of operations may require and to fix their compensation, subject to the provisions of this Agreement; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an

officer subordinate to him; and in general to exercise all the powers usually pertaining to the office of president of a corporation, except as otherwise provided by statute, the Certificate of Formation or this Agreement.

8.5 Vice Presidents. Each Vice President that is designated by the Managers shall generally assist the President and shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated to him or her by the President or the Managers, subject to the provisions of this Agreement.

8.6 Secretary. The Secretary, if one is designated by the Managers, shall see that notice is given of all meetings of Members and special meetings of the Managers and shall keep and attest true records of all proceedings at all meetings thereof. He or she shall have authority to attest any and all instruments or writings to which the same may be affixed. He or she shall keep and account for all books, documents, papers and records of the Company except those for which some other officer or agent is properly accountable. The Secretary shall generally perform all duties usually pertaining to the office of secretary of a corporation.

8.7 Treasurer. The Treasurer, if one is designated by the Managers, shall have supervision of the books of account of the Company, their arrangement and classification and shall supervise the accounting and auditing practices of the Company. The Treasurer shall generally perform all duties usually pertaining to the office of treasurer of a corporation and such other duties as may be delegated to the Treasurer by the Managers from time to time.

8.8 Additional Powers and Duties. In addition to the foregoing especially enumerated duties, services and powers, the several officers of the Company shall perform such other duties and services and exercise such further powers as may be provided by statute, the Certificate of Formation or this Agreement, or as the Managers may from time to time determine or as may be assigned to them by any competent superior officer, subject to the provisions of this Agreement.

8.9 Officers. The Managers hereby designates Lon Alysworth to serve as Chief Executive Officer and President of the Company, each to serve until such time as he resigns, is removed or otherwise ceases to hold such position in accordance with this Article VIII.

ARTICLE IX
TRANSFERS OF INTERESTS

9.1 Transfers of Units. No Member may sell, assign, transfer, mortgage, pledge, collaterally assign, convey, donate, contribute, grant an equity interest in or otherwise dispose of or alienate (hereinafter collectively called "Transfer") all or any part of its Units unless such Transfer is effected as follows:

(a) the Transfer is approved by prior written consent of the Managers; or

(b) the Transfer is made pursuant to Section 9.2, 9.3, 9.4, 9.5, 9.6 or 9.7 hereof; or

(c) a Transfer by any Member of all (but not less than all) of its Units to one Person (but not more than one Person) who qualifies as an Affiliate of such Member, provided

such Person agrees in writing to be bound by this Agreement as and to the same extent as such Member.

Any attempted Transfer in violation of the provisions of this Article IX shall be void *ab initio*. For the avoidance of doubt, and notwithstanding anything else in this Agreement to the contrary, any Transfer made pursuant to Section 9.1(a) or (c) shall not be subject to the rights of first refusal set forth in Section 9.2 of this Agreement.

9.2 Right of First Refusal. In the event that a Member desires to sell (an "Offering Member"), and has received a bona fide offer in writing from any third party other than a Member to buy any portion of such Member's Units, such Member shall first notify the Company and the Managers in writing of the proposed sale (the "Transfer Notice"). Each Transfer Notice shall contain all material terms of the proposed Transfer including, without limitation, a copy of the written offer received, the name and address of the prospective purchaser (or transferee), the purchase price and terms of payment, the date and place of the proposed Transfer, and the number and description of the Units proposed to be Transferred by the Offering Member (the "Offered Interest"). If the purchase price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined, in good faith, by the Managers of the Company, and the Company and/or any Member exercising the right of first refusal set forth in this Section 9.2 shall have the right, at its option, to purchase the Offered Interest for such cash equivalent value.

(a) The Company shall have an option for a period of forty-five (45) days from the date the Transfer Notice is given (the "Company Option Period") to elect to purchase all (or any portion) of the Offered Interest at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and, thereby, purchase all (or any portion) of the Offered Interest, by notifying Offering Member and the Managers in writing, before expiration of the Company Option Period as to the amount of the Offered Interest that it wishes to purchase. If the Company gives Offering Member notice that it desires to purchase all (or any portion) of the Offered Interest, then payment for the Offered Interest shall be, at the election of the Company, by delivering the consideration set forth in the in the Transfer Notice or by check or wire transfer, against delivery of the Offered Interest to the Company at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) ninety (90) days after the date the Transfer Notice is given or (ii) the date contemplated in the Transfer Notice for the closing with the prospective third party transferee(s).

(b) To the extent the Company does not exercise its right of first refusal as to all of the Offered Interest pursuant to Section 9.2(a), then each Member shall have an option for a period of forty five (45) days from the expiration of the Company Option Period (the "Option Period") to purchase such Member's pro rata share of the remaining portion of the Offered Interest (the "Remaining Interest") at the same price and subject to the same material terms and conditions as described in the Transfer Notice. Each Member may exercise such purchase option and, thereby, purchase all (or any portion of) such Member's pro rata share of the Remaining Interest (with any reallotments as provided below), by notifying Offering Member, the other Members and the Company in writing, before expiration of the Option Period as to the amount of such Remaining Interest that it wishes to purchase (including any reallotment). For the purpose

of the preceding sentence, each Member's pro rata share shall be a fraction of the Remaining Interest, the numerator of which shall be the Percentage Interest owned by such Member on the date of the Transfer Notice and the denominator of which shall be the aggregate Percentage Interests of the Members. Each Member electing to exercise the right to purchase its full pro rata share of the Remaining Interest shall have a right of reallotment such that, if any other Member fails to exercise the right to purchase its full pro rata share of the Remaining Interest, such Member may elect to purchase all (or any portion of) such Member's pro rata share of the Remaining Interest not previously purchased. For the purpose of the preceding sentence, each Member's pro rata share shall be a fraction of the Remaining Interest not previously purchased, the numerator of which shall be the Percentage Interest owned by such Member on the date of the Transfer Notice and the denominator of which shall be the aggregate Percentage Interests of the Members who wish to purchase a reallotment. If any Member gives Offering Member notice that it desires to purchase its pro rata share of the Remaining Interest and, as the case may be, its reallotment, then payment for the Remaining Interest shall be, at the election of such Member, by delivering the consideration set forth in the in the Transfer Notice or by check or wire transfer, against delivery of the Remaining Interest to such Member at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) one hundred twenty (120) days after the date the Transfer Notice is given or (ii) the date contemplated in the Transfer Notice for the closing with the prospective third party transferee(s).

(c) To the extent that the Company and the Members have not exercised their respective rights of first refusal as to all of the Offered Interest, as applicable, within the time periods specified in Sections 9.2(a) and 9.2(b), respectively, then Offering Member shall be free to sell any remaining portion of the Offered Interest to such prospective purchaser on the same terms and conditions as outlined in the Transfer Notice, and provided that in the event the closing of such sale does not occur within one hundred twenty (120) days of the date of the Transfer Notice, they shall once again be subject to the rights of first refusal provided herein.

9.3 Option on Occurrence of Operative Event.

(a) Upon the occurrence of an Operative Event with respect to any Member, the Company shall have the option to acquire, upon the terms set out in this Section 9.3, the Units then or theretofore held by such Member. Upon the occurrence of any such Operative Event, the Member subject to such Operative Event (and/or its representative(s), former spouse or the trustee in bankruptcy, if applicable) (such Member, its representative(s), former spouse and/or the trustee in bankruptcy being herein referred to as the "Subject Member"), shall submit a written offer to sell such Units to the Company by United States Certified Mail, Return Receipt Requested, which notice shall refer to the provisions of this Section 9.3. The Company shall have an exclusive option for a period of one hundred eighty (180) days after its receipt of such notice to elect to purchase all (but not less than all) of said Units. The aggregate purchase price for such Units shall be an amount equal to the Agreed Price as of the date of such Operative Event, less the expenses of appraisal, if any, and any disposition costs, which shall be paid by the Subject Member. The purchase price shall be paid over a period of five (5) years in equal annual installments, with the first such installment being on the date that is one (1) year after the closing date of such purchase and sale, and there shall be no penalty for prepayment; unpaid principal balances shall bear interest at a variable rate per annum equal to the prime rate of interest published from time to time in the Wall Street Journal, Southwest Edition, or its successors, in effect from time to time,

plus 1%, limited to the maximum lawful rate. If the Company elects to exercise its option to purchase the Subject Member's Units, a closing shall occur at the offices of the Company on or before thirty (30) days after the date of exercise of such option, or at such other time and place as the parties may agree. At such closing, the Subject Member and/or the trustee in bankruptcy (if applicable) shall deliver such instruments of transfer as the Company may reasonably require so as to transfer the Subject Member's Units to the Company in exchange for the Company's agreement to pay the purchase price herein provided. The payment to be made to the Subject Member or its representative pursuant to this Section 9.3 shall be in complete liquidation and satisfaction of all the rights and interest of the Subject Member (and of all Persons claiming by, through, or under the Subject Member) in and in respect of the Company, including, without limitation, such Units, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members.

(b) In the event that the Company does not elect to exercise the option upon the occurrence of an Operative Event pursuant to this Section 9.3 within such one hundred eighty (180) day time period, then the Members (the "Nonsubject Members") shall have the option to acquire, upon the terms set out in this Section 9.3, the Units of the Subject Member. Upon the expiration of such one hundred eighty (180) day time period as provided in Section 9.3(a) or upon the earlier receipt of written notice from the Company that it has elected not to exercise its option pursuant to Section 9.3(a), the Subject Member shall submit a written offer to sell such Units to the Nonsubject Members by United States Certified Mail, Return Receipt Requested, which notice shall refer to the provisions of this Section 9.3. The Nonsubject Members shall have an exclusive option for a period of one hundred eighty (180) days after receipt of such notice to elect to purchase all (but not less than all) of said Units. The aggregate purchase price for such Units shall be an amount equal to the Agreed Price as of the date of such Operative Event, less the expenses of appraisal, if any, and any disposition costs, which shall be paid by the Subject Member. The right to purchase pursuant to this paragraph will be pro rata, according to the Percentage Interests of all Nonsubject Members desiring to exercise the option. If one or more, but not all of the Nonsubject Members, elects to exercise the option, then, in order for any of such Nonsubject Members to exercise the option, those of the Nonsubject Members willing to exercise the option must also agree to purchase, on whatever proportionate basis is acceptable to such Nonsubject Members, the entire interest of the Subject Member, and not less than such entire interest. The purchase price shall be paid over a period of five (5) years in equal annual installments, with the first such installment being on the date that is one (1) year after the closing date of such purchase and sale, and there shall be no penalty for prepayment; unpaid principal balances shall bear interest at a variable rate per annum equal to the prime rate of interest published from time to time in the Wall Street Journal, Southwest Edition, or its successors, in effect from time to time, plus 1%, limited to the maximum lawful rate. If the Nonsubject Members elect to exercise their options to purchase the Subject Member's Units, a closing shall occur at the offices of the Company on or before thirty (30) days after the date of exercise of such option, or at such other time and place as the parties may agree. At such closing, the Subject Member and/or the trustee in bankruptcy (if applicable) shall deliver such instruments of transfer as the Nonsubject Members may reasonably require so as to transfer the Subject Member's Units to the Nonsubject Members in exchange for the Nonsubject Members' agreement to pay the purchase price herein provided. The payment to be made to the Subject Member or its representative pursuant to this Section 9.3 shall be in complete liquidation and satisfaction of all the rights and interest of the Subject Member (and of all Persons claiming by, through, or under

the Subject Member) in and in respect of the Company, including, without limitation, such Units, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members.

(c) Prior to or upon the occurrence of any Operative Event which shall cause, or threaten to cause, the involuntary disposition of any Member's Units (or any portion thereof or interest therein), the Member subject thereto (or his or her representative) shall send written notice thereof to the Company, by certified or registered mail, return receipt requested, disclosing in full the nature and details of such actual or threatened involuntary disposition, and the provisions of Section 9.3 shall apply; provided, that the option of the Company pursuant to Section 9.3 shall extend for sixty (60) days from the later of such involuntary disposition or the sending of such notice.

9.4 Drag-Along Rights. Subject to the Member approval rights set forth in Section 2.3, if Members (the "Dragging Members") representing a Majority in Interest desire to sell all, but not less than all, of their Units to any third party, or to merge the Company with or into any other Company or entity, then the Dragging Members may, at their option, require all other Members (the "Drag-Along Members") to participate in such sale or such merger on the same terms and conditions. The Dragging Members shall provide written notice of the proposed sale or merger to the Drag-Along Members ("Drag-Along Notice"). The Drag-Along Notice shall identify the acquirer, the aggregate consideration for which a sale or merger is proposed to be made, the proposed closing date and location, and all other material terms and conditions of the sale. In the case of a proposed merger, the Company and the Members shall follow all the procedures applicable to the proposed merger, and all Members agree to vote to approve such merger and no Member shall have or exercise any dissenters' rights. On the proposed closing date, each Member shall deliver such documents as are required to be executed in connection with such sale, against delivery to such Member of the consideration therefor. If, on the proposed closing date, the closing of the proposed sale does not occur for any reason (other than the default of the Drag-Along Members), then each of the Drag-Along Members shall retain their Units subject to all the terms, conditions, restrictions, and options set forth in this Agreement.

Notwithstanding the foregoing, a Drag-Along Member will not be required to comply with this subsection in connection with any proposed sale or merger transaction described above (the "Proposed Sale") unless:

(i) any representations and warranties to be made by such Drag-Along Member in connection with the Proposed Sale are limited to representations and warranties related to authority to sell, ownership and the ability to convey title to such Units;

(ii) the Drag-Along Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members; and

(iii) the liability for indemnification, if any, of such Drag-Along Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the

Company or its Members in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of net consideration paid to such Drag-Along Member in connection with such Proposed Sale.

9.5 Tag-Along Rights. If at any time Members (the "Tagging Members") representing a Majority in Interest propose to sell or transfer all or any portion of their Units to any Person (other than pursuant to one or more Transfers permitted by Section 9.1(c) or one or more purchases by the Company pursuant to Section 9.6), the other Members (the "Tag-Along Members") shall have the right to sell, pursuant to the terms applicable to the proposed sale or transfer by the Tagging Members, all or a portion of the Tag-Along Members' Units as follows: (i) if the Tagging Members propose to sell or transfer all of their Units (whether in a single transaction or series of transactions), each Tag-Along Member shall have the right to sell or transfer all or any portion of such Tag-Along Member's Units, as determined by such Tag-Along Member; (ii) if the Tagging Members propose to sell or transfer less than all of their Units, each Tag-Along Member shall have the right to sell all or any portion of such Tag-Along Member's Units, as determined by such Tag-Along Member, up to but not in excess of the number of Units determined by multiplying: (x) the number of Units which the Tagging Members propose to sell or transfer and (y) the Percentage Interest of such Tag-Along Member. The Units to be sold or transferred by the Tagging Members shall be reduced by the number of Units that the Tag-Along Members duly elect to include in the proposed sale or transfer, unless the proposed purchaser agrees to increase the Units to be acquired to include the Units the Tag-Along Members elect to include in the proposed sale or transfer.

The Tagging Members shall deliver a written notice to the Company and the Tag-Along Members notifying them of the Tagging Members' desire to sell or transfer such interest to the proposed purchaser (the "Notice of Sale or Transfer"). The Notice of Sale or Transfer shall specify the name and address of the proposed purchaser, the number of Units which the Tagging Members propose to sell or transfer, the consideration to be paid for the Units which the Tagging Members propose to sell or transfer, and all other material terms and conditions of the proposed transaction.

Within thirty (30) days of receipt of the Notice of Sale or Transfer, each Tag-Along Member may exercise its right to participate in the sale or transfer by providing the Tagging Members with written notice thereof (the "Acceptance Notice"). The Acceptance Notice shall indicate the maximum number of Units which the Tag-Along Member wishes to sell or transfer pursuant to the terms and conditions stated in the Notice of Sale or Transfer.

Within ten (10) days after the date on which the Acceptance Notices was due, the Tagging Members shall notify the Tag-Along Member that provided such Acceptance Notice of the number of Units held by the Tag-Along Member that will be included in the sale and the date on which the transaction will be closed.

In connection with a transfer of Units by the Tag-Along Members pursuant to this Section 9.5 (the "Tag-Along Sale"):

(i) any representations and warranties to be made by the Tag-Along

Members in connection with the Tag-Along Sale will be limited to representations and warranties related to authority to sell, ownership and the ability to convey title to such Units;

(ii) the Tag-Along Members shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Tag-Along Sale, except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members; and

(iii) the liability for indemnification, if any, of the Tag-Along Members in the Tag-Along Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Tag-Along Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of the net consideration paid to such Tag-Along Members in connection with such Tag-Along Sale.

Notwithstanding anything in this Section 9.5 to the contrary, this Section 9.5 shall only apply to Transfers with respect to which: (i) the Company and the Members have not exercised their respective rights in full under Section 9.2 to purchase all of the Offered Interest, and (ii) the Dragging Members have not exercised their rights under Section 9.4.

9.6 Purchase by Company. With the prior written consent of the Manager, the Company may acquire a portion or all of a Member's Units, upon such terms, provisions, and conditions as may be agreed upon by the Company and such Member.

9.7 Disposition upon Termination of Marital Relationship. If the marital relationship of a Member is terminated by death or divorce and such Member does not succeed to his or her spouse's community interest in the Member's Units (or any part thereof), such Member shall have the first option to purchase all his or her spouse's interest in such Units, and, upon such Member's election to exercise such option, his or her spouse or the executor or administrator of such spouse's estate shall be obligated to sell such interest in such Units. The price at which such interest shall be purchased shall be an amount equal to the purchase price as would be determined as provided in Section 9.3 hereof, as if an Operative Event had occurred (and for purposes of determining the "Agreed Price," such Member's spouse shall be deemed the "Subject Member" and such Member shall be deemed the "Nonsubject Member"). At the election of the Nonsubject Member, the purchase price may be paid in cash or in the form of an unsecured promissory note which shall be paid over a period of five (5) years in equal annual installments, with the first such installment being on the date that is one (1) year after the closing date of such purchase and sale, and there shall be no penalty for prepayment; unpaid principal balances shall bear interest at a variable rate per annum equal to the prime rate of interest published from time to time in the Wall Street Journal, Southwest Edition, or its successors, in effect from time to time, plus 1%, limited to the maximum lawful rate. The Manager shall resolve any dispute among the parties involved in the transaction regarding the documentation of such promissory note. The Nonsubject Member's first option must be exercised within ninety (90) days after such death or divorce. Should such Member fail to

exercise such option within such ninety (90) day period, such failure shall constitute an Operative Event hereunder, and the provisions of Section 9.3 shall apply.

9.8 Status After Transfer. No Member shall have the right, without the consent of the Managers, to constitute its assignee as a Member (whether or not such transfer is permitted under this Article IX). In addition, no Transfer by a Member shall release such Member from any of its obligations under this Agreement without the written consent of the Company (which consent may be granted or withheld in the sole discretion of the Manager). A Person that receives any Units of the Company but that is not admitted to the Company as a substituted or additional Member (each such Person, an "Unadmitted Assignee") shall only be entitled to share in the Net Income and Net Losses of the Company and will not be entitled to any other rights, including voting rights and rights listed within the TBOC, and the Units held by any Unadmitted Assignee shall not be counted for voting or quorum purposes, including, without limitation, for purposes of determining the Percentage Interests. Any Person receiving any Units of the Company (whether or not such Person becomes a Member) shall not be entitled to Transfer its Units or any rights therein without fulfilling the conditions of this Article IX to the same extent and in the same manner as any Member that desires to effect a Transfer of Units of the Company.

9.9 Transfer Documents. Notwithstanding any other provision hereof to the contrary, the Company shall not recognize, for any purpose, any purported Transfer of all or any portion of or interest in a Member's Units unless and until the provisions of this Article IX have been satisfied and there shall have been delivered to the Company a dated notification of such Transfer (i) executed, acknowledged, and sworn to by both the Member effecting such Transfer and the Person to whom such interest is Transferred, (ii) if the assignee wishes to become a substituted Member, the acceptance by such assignee of all of the terms and provisions of this Agreement (including, without limitation, a grant by such assignee to the Managers and any successors thereto and each of its officers of the power of attorney set forth in Section 2.7), and (iii) containing a representation that such Transfer was made in accordance with all applicable laws and regulations. Each Transfer shall be effective as of the first day of the calendar month immediately following the month in which the Company actually receives the aforesaid notification of Transfer.

9.10 Transfer Costs. All costs incurred by the Company in connection with the Transfer of an interest in the Company shall be borne and paid by the Member making the Transfer within ten (10) days after the receipt by such Member (or such Member's estate or legal representative, as applicable) of the Company's invoice for the amount due.

9.11 Admission of a Substituted Member. The Managers may admit an assignee of any Unit(s) as a substituted Member. Upon admission, a substituted Member shall be subject to all provisions of this Agreement as if originally a party hereto.

9.12 Additional Members. Subject to Section 2.3, Section 3.3 and 3.4, additional Persons may be admitted to the Company as Members and Units may be created and issued to those Persons with the approval of the Managers. The terms of admission or issuance must specify the Units to be issued to each such Person and the Capital Contributions applicable thereto and may provide for the creation of different classes or groups of Members and having different rights, powers and duties. The Manager shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties, and such an

amendment need be executed only by the Manager. Any such admission shall be effective only after the new Member and, if applicable, such Member's spouse, has executed and delivered to the Manager a document including the new Member's notice address and agreement to be bound by this Agreement. The provisions of this Section 9.12 shall not apply to Transfers of Units.

9.13 Effect of Change in Members. Subject to all of the provisions of this Agreement, admission of any new Member or the withdrawal, death, incapacity, dissolution, liquidation, bankruptcy or substitution of any Member shall not interrupt the continuity of or cause the termination of the Company.

9.14 Withdrawal. A Member does not have the right or power to withdraw from the Company as a Member, unless such Member has received the written consent of the Manager. Notwithstanding the foregoing, the transfer by a Member of all of his or her Units in accordance with the provisions of this Article IX shall be deemed a withdrawal from the Company by such Member.

9.15 Market Stand-off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, including the Company's initial public offering, no Member shall sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or agree to engage in any of the foregoing transactions with respect to any equity securities of the Company without the prior written consent of the Company or its underwriters, for such period of time after the effective date of such registration statement as may be requested by the Company or such underwriters (not to exceed one hundred eighty (180) days). This Section 9.15 shall only remain in effect for the two (2) year period following the effective date of the Company's initial public offering. Each Member shall be subject to the market stand-off provisions of this Section 9.15 only if the officers, Manager and five percent (5%) equity holders of the Company are also subject to similar or more restrictive arrangements. In the event of any Unit dividend, split, recapitalization or other change affecting the Company's outstanding equity effected without receipt of consideration, then any new, substituted or additional securities distributed with respect to the Units shall be immediately subject to the provisions of this Section 9.15, to the same extent the Units are at such time covered by such provisions.

ARTICLE X
WINDING UP AND TERMINATION

10.1 Causes.

(a) In General. Each Member expressly waives any right which it might otherwise have to terminate the Company except as set forth in this Section 10.1. The Company shall be terminated only upon the occurrence of any of the following events:

(i) the agreement of a Majority in Interest to terminate the Company;

(ii) the entry of a decree of judicial dissolution under Chapter 11 of the TBOC;

(iii) the sale or disposition of all or substantially all of the Company's assets in a single transaction or a series of related transactions, unless otherwise agreed by a Majority in Interest; or

(iv) the occurrence of any other circumstance which, as determined by the Manager in their sole discretion, makes it unlawful, impossible or impracticable to carry on the Company's business.

(b) Member. Except as expressly provided above, the Bankruptcy, death or dissolution and liquidation of a Member shall not result in the termination of the Company, but the rights of such Member to share in revenues and costs and to receive distributions of Net Cash Flow shall, upon the happening of such an event, devolve upon such Member's legal representative or successors-in-interest, as the case may be, subject to this Agreement, and the Company shall continue as a limited liability company. Without prejudice to the obligation of the affected Member hereunder, the Member's legal representative or successors-in-interest shall be liable for all of the obligations of the Member. In no event shall the legal representative or successors-in-interest of a Member become a substituted Member except in accordance with the provisions of Article IX.

10.2 Liquidator.

(a) In General. If the Company is terminated or has liquidated or become bankrupt, a Member or a liquidator selected by the Managers shall commence to wind up the affairs of the Company and to liquidate and sell its assets. The party actually conducting such liquidation in accordance with the foregoing sentence, whether the Manager, a Member or a liquidator, is herein referred to as the "Liquidator." The Liquidator (if other than the Manager or a Member) shall have sufficient business expertise and competence to conduct the Winding Up and termination of the Company and, in the course thereof, to cause the Company to perform any contracts which the Company has or thereafter enters into. The Liquidator shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation, having due regard for the activity and condition of the relevant market and general financial and economic conditions. The Liquidator (other than the Manager or a Member) appointed as provided herein shall be entitled to receive such reasonable compensation for its services as shall be agreed upon by the Liquidator and the Manager.

(b) Successor Liquidator. The Liquidator may resign at any time by giving fifteen (15) days' prior written notice and, if the Liquidator is not the Manager, may be removed at any time, with or without cause, by the Manager by a written notice of removal. Upon the death, dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all the rights, powers and duties of the original Liquidator) will, within thirty (30) days thereafter, be appointed by the Manager evidenced by written appointment and acceptance. The right to appoint a successor substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions thereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided.

(c) Powers. The Liquidator shall have and may exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors-in-interest, all of the powers conferred upon the Manager under the terms of this Agreement to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties and functions. The Liquidator (if not the Manager or a Member) shall, while acting in such capacity on behalf of the Company, be entitled to the indemnification rights set forth in Section 11.3.

10.3 Liquidation.

(a) Procedures. In the course of the Winding Up and terminating the business and affairs of the Company, its assets (other than cash) shall be sold, its liabilities and obligations to creditors (including any loan made by Members) and all expenses incurred in its liquidation shall be paid, and all resulting revenues and costs shall be credited or charged to the Capital Accounts of the Members in accordance with IV. All Company property shall be sold upon liquidation of the Company and no Company property shall be distributed in kind to the Members except by agreement of all of the Members.

(b) Distribution. The net proceeds from such sales (after deducting all selling costs and expenses in connection therewith), together with (at the expiration of the period referred to in Section 10.4) the balance in the reserve account referred to in Section 10.4, shall be distributed among the Members as set forth below:

(i) First, to the Members in proportion to their to their respective Unreturned Capital Amounts, in each case until such time as each Member's Unreturned Capital Amount has been reduced to zero; and

(ii) Second, among the Members in accordance with their positive Capital Account balances. Any portion of the Units that are to be distributed in kind shall be distributed among the Members in accordance with the foregoing order of distribution.

(c) Negative Capital Accounts. No Member shall be required to restore any deficit balance existing on its Capital Account upon the liquidation and termination of the Company.

(d) Miscellaneous. The Liquidator shall be instructed to use all reasonable efforts to effect complete liquidation of the Company within one year after the date the Company is terminated. Each holder of any Units shall look solely to the assets of the Company for all distributions and shall have no recourse therefor (upon termination or otherwise) against the Company, the Manager or the Liquidator, except for any gross negligence or willful misconduct of the Company. Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Company shall terminate and the Manager (or a Member or the Liquidator, as the case may be) shall have the authority to execute and record all documents required to effectuate the termination of the Company.

10.4 Creation of Reserves. After making payment or provision for payment of all debts and liabilities of the Company and all expenses of liquidation, the Liquidator may set up, for a period not to exceed one (1) year after the date of termination, such cash reserves as the Liquidator

may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; provided, however, that any unused portion of the reserves shall be distributed to the Members within four years of the date on which such reserves were created.

10.5 Final Audit. Within a reasonable time following the completion of the liquidation, the Liquidator shall supply to each of the Members a statement, certified by the Company's Independent Accountants if a Member shall so request, which shall set forth the assets and the liabilities of the Company as of the date of complete liquidation, each Member's pro rata portion of distributions pursuant to Section 10.3, and the amount retained as reserves by the Liquidator pursuant to Section 10.4.

ARTICLE XI
STANDARD OF CARE; EXCULPATION; INDEMNIFICATION

11.1 Standard of Care. In the performance of their respective duties under this Agreement, and with respect to any action taken by the Manager or the Members (including the Administrative Member in its capacity as such) on behalf of or with respect to the Company, the Manager and the Members (including the Administrative Member in its capacity as such) shall use reasonable, good faith efforts to conduct the business of the Company in good and businesslike manner and in accordance with good business practice.

11.2 Exculpation. Neither any Manager, any Member, any Related Party of a Manager or Member nor any Liquidator (each a "Covered Person") shall be liable to the Company or any Member under any theory of law, including tort, contract or otherwise (INCLUDING A COVERED PERSON'S OWN NEGLIGENCE) for any loss, damage or claim incurred by reason of any act or omission by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, including any such loss, damage or claim attributable to errors in judgment, negligence or other fault of such Covered Person, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of gross negligence or willful misconduct of such Covered Person. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

11.3 Indemnification. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect to any loss, damage or claim incurred by reason of gross negligence or willful misconduct of such Covered Person; provided, however, that any indemnity under this Article XI shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof.

THE FOREGOING INDEMNITY IS INTENDED TO INDEMNIFY EACH COVERED PERSON FOR HIS OWN ACTS OF NEGLIGENCE AND SHALL APPLY IRRESPECTIVE OF ANY CLAIM OF CONCURRENT OR CONTRIBUTORY NEGLIGENCE ON THE PART OF SUCH COVERED PERSON.

11.4 Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding for which indemnity is sought under this Agreement shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized under this Article XI.

11.5 The Company may purchase and maintain insurance on behalf of the Manager and such other persons as the Manager shall determine against any liability that may be asserted against or expense that may be incurred by such person in connection with the Company's activities, regardless of whether the Company would have the power to indemnify such person against such liability under the provisions of this Agreement.

ARTICLE XII
MISCELLANEOUS

12.1 Notices and Approvals. All notices or requests or approvals provided for or permitted to be given pursuant to this Agreement must be in writing and may be given by depositing same in the United States mail, addressed to the Member to be notified, postpaid, and registered or certified with return receipt requested or by overnight delivery or by delivering such notice in person to such Member. Notices shall conclusively be deemed for all purposes of this Agreement to have been received and to be effective (i) if mailed in accordance with the provisions of the immediately preceding sentence, upon the expiration of five (5) business days after its deposit in the mail or (ii) if by overnight delivery or if personally delivered, upon the actual receipt of such notice by the Member to be notified. For purposes of notice the address of each Member shall be the address specified for such Member in Exhibit B. Each Member may change its address for notice by the giving of thirty (30) days notice thereof to the Manager in the manner hereinabove stated.

12.2 Choice of Law. THIS AGREEMENT IS ENTERED INTO AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF TEXAS. This Agreement shall be subject to all valid applicable laws and official orders, rules and regulations, and, in the event this Agreement or any portion thereof is, or the operations contemplated hereby are, found to be inconsistent with or contrary to any such laws or official orders, rules and regulations, the latter shall be deemed to control, and this Agreement shall be regarded as modified accordingly, and, as so modified, shall continue in full force and effect; provided, however, that nothing herein contained shall be construed as a waiver of any right to question or contest any such law, order, rule or regulation in any forum having jurisdiction in the premises.

12.3 Successors and Assigns. This Agreement shall be binding upon the Members, their heirs, executors, administrators, legal representatives, successors and permitted assigns, any or all of whom shall execute and deliver all necessary documents required to carry out the terms of this Agreement.

12.4 Amendments. This Agreement may be amended from time to time by agreement of a Majority in Interest and compliance with applicable requirements of the TBOC; provided, however, that (a) no variations, modifications, amendments or changes herein or hereof shall be binding upon any party or parties hereto unless reduced to writing and executed by the requisite Members approving such amendment; and (b) nothing in this Section 12.4 shall limit the right of the Manager to amend this Agreement in accordance with Section 2.7, 3.3 or 9.10. Notwithstanding anything in this Agreement to the contrary, (a) any provision of this Agreement that establishes a percentage of Units required to take or approve any action may not be amended in a way that would have the effect of reducing such required percentage unless such amendment is approved by Members not less than the percentage of the Units sought to be reduced; and (b) nothing in this Section 12.4 shall be deemed to limit the right of the Company to create additional classes of Units or to create and issue additional Units, subject to the receipt of any approvals required pursuant to Section 2.2.

12.5 Entire Agreement. This Agreement embodies the entire agreement and understanding among the Members relating to the subject matter hereof, and shall supersede all their prior agreements and understandings relating to such subject matter.

12.6 Further Assurances. Each Member agrees to execute, with acknowledgment or affidavit if required, any and all documents and writings which may be necessary or expedient in connection with the formation of the Company and the achievement of its purposes, specifically including all such agreements, certificates, tax statements, tax returns and other documents as may be required of the Company or its Members by the laws of the United States of America, the State of Texas or any political subdivision or agency thereof.

12.7 Company Property. The Members agree that the property and other assets of the Company are and shall be owned by the Company as an entity. Each Member, accordingly, owns only its Units and not an undivided interest in such assets and properties.

12.8 Gender and Number. Whenever required by the context, as used in this Agreement, the singular number shall include the plural and the neuter shall include the masculine or feminine gender, and vice versa.

12.9 Captions. The Article and Section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any Article or Section.

12.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original but all of which shall constitute but one document.

12.11 Disputes. The parties agree that if a controversy or claim between them arises and results in litigation, the courts of Travis County, Texas or the courts of the United States of

America located in Travis County, Texas shall have exclusive jurisdiction to hear and decide such matter, and such parties hereby submit to the jurisdiction of such courts.

12.12 Specific Enforcement. The parties recognize that the parties' respective rights under this Agreement are unique, and, accordingly, the parties to this Agreement shall, in addition to such other remedies as may be available to them hereunder have the right to enforce their rights hereunder by actions for specific performance and injunctive and other equitable relief to the extent permitted by law.

12.13 Representation. Each of the Members represents, acknowledges and agrees that it has been represented by its own separate counsel with respect to financial, accounting, tax, legal and such other matters as it has deemed appropriate in connection with its investment in the Company. No Member has relied on any representations or advice from the Company, any other Member, any Affiliate of any other Member, or any employee, officer, director, agent or representative of any of the foregoing with respect to financial, account, tax, legal or other similar matters in connection with its investment in the Company.

12.14 Spouses' Community Interest Subject to this Agreement. The respective spouses of the individual Members join in the execution of this Agreement to evidence that the respective community interests of each, if any, in and to any of the Members' Units is subject to the terms and provisions of this Agreement in all respects as if such spouses were a Member hereunder with respect to such community interest. Any option to purchase a Member's Units pursuant to this Agreement shall include any interest therein owned by the spouse of such Member.

12.15 Limitation of Liability. Pursuant to Article 581-1 et seq. of the Texas Revised Civil Statutes (the "Texas Securities Act"), the liability under the Texas Securities Act of a lawyer, accountant, consultant, the firm of any of the foregoing, and any other person engaged to provide services relating to an offering of securities of the Company ("Service Providers") is limited to a maximum of three times the fee paid by the Company or seller of the Company's securities, unless the trier of fact finds that such Service Provider engaged in intentional wrongdoing in providing the services. By executing this Agreement, each Member hereby acknowledges the disclosure contained in this paragraph.

[SIGNATURES ON FOLLOWING PAGES]

The undersigned, being the Members representing the Majority in Interest and Managers of the Company, have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

MANAGER:

LAWRENCE SPECTOR

By: DocuSigned by: Larry Spector
Lawrence Spector

LON AYLSWORTH

By: DocuSigned by: Lon Aylsworth
Lon Aylsworth

MEMBERS:

LAWRENCE SPECTOR

By: DocuSigned by: Larry Spector
Lawrence Spector

LON AYLSWORTH

By: DocuSigned by: Lon Aylsworth
Lon Aylsworth

The undersigned, being the Majority in Interest of the Members and Manager of the Company, have caused this Agreement to be duly adopted by the Company.

Dated as of 4/26/2021 ____, 2021

Jeffrey A. Busam Indenture of Trust

Print Name of Member

DocuSigned by:

AF2585E0474D459

Signature of Member

Address: Jeffrey Busam

107 Diversified Dr Villa Ridge MO 63089

Telephone Number: 6362626566

Email: selectjeff@aol.com

Taxpayer Identification Number: 491-84-6207

CONSENT OF SPOUSE
[FOR INDIVIDUALS RESIDENT OF A COMMUNITY PROPERTY STATE INCLUDING ARIZONA, CALIFORNIA, IDAHO, LOUSISANA, NEVADA, NEW MEXICO, TEXAS, WASHINGTON AND WISCONSIN]

The undersigned spouse of the party to the foregoing Company Agreement acknowledges on his or her own behalf that: I have read the foregoing Company Agreement and I know its contents. I am aware that by its provision my spouse grants the Company or the other Members an option to purchase all of his or her Units, including my community interest (if any) in it. I hereby consent to the sale, approve of the provisions of the foregoing Company Agreement and agree that such Units and my interest in them and in the Company are subject to the provisions of the foregoing Company Agreement and that I will take no action at any time to hinder operation of the foregoing Company Agreement on such Units or my interest in them or in the Company (if any).

Print Name: ______________________________

____

Signature:

EXHIBIT A

DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

"Acceptance Notice" has the meaning set forth in Section 9.5.

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which the Member is obligated to contribute to the Company, (ii) credit to such Capital Account the Member's share of Member Minimum Gain and the Member's share of Minimum Gain; and (iii) debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Administrative Member" means Lon Aylsworth, or such other Person as may be appointed by the Managers from time to time to perform certain administrative functions on behalf of the Company.

"Affiliate" means, when used with respect to a specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person, provided that the Company shall not be deemed to be an Affiliate of any Member. For purposes of this definition "control," when used with respect to any specified Person, means the power to direct the management and policies of the Person, directly or indirectly, whether through the ownership of voting securities or other equity interests, by contract, by family relationship or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

"Agreed Price" means, with respect to the purchase of the Units of any Member pursuant to Article IX upon the occurrence of any Operative Event, an amount equal to the fair market value of such Units as determined by mutual agreement of the Subject Member and the Company or the Nonsubject Members, as the case may be; provided, however, that if the Subject Member and the Company or the Nonsubject Members, as the case may be, have not so agreed on such fair market value on or before the 30th day following any exercise by the Company or the Nonsubject Members of their option to purchase the Subject Member's Units pursuant to Section 9.3, either the Subject Member or the Company or the Nonsubject Members, as the case may be, may, by notice to the other, require the determination of fair market value to be made by one or more independent appraisers as described below. The Subject Member shall select one appraiser, and the Company or the Nonsubject Members, as the case may be, shall select another appraiser. The selected appraiser(s) shall proceed promptly to determine the fair market value (which shall take into account any applicable discounts for minority interest and lack of marketability) of such Units. The determination of the fair market value of such Units by the appraiser(s) selected as hereinabove provided shall be final and binding on all parties; and if two appraisers are unable to agree on the fair market value of such Units, said two appraisers shall select a third appraiser whose determination as to fair market value shall be final and binding on all parties. Each appraiser shall

deliver a written report of his or her appraisal to the Company or the Nonsubject Members, as the case may be, and the Subject Member.

"Agreement" means this instrument, as amended, modified or restated from time to time pursuant to Section 12.4 hereof. All references to Sections are herein made, unless noted otherwise, to Sections of this Agreement.

"Bankrupt" or "Bankruptcy" means, in respect of a Member, the occurrence of any of the following with respect to such Member:

(a) commencement by such Member of any proceeding seeking relief under any bankruptcy or insolvency law, including but not limited to a reorganization, arrangement, readjustment of debt, receivership, trusteeship or liquidation (hereinafter referred to as "Bankruptcy Proceedings");

(b) acquiescence by such Member to any Bankruptcy Proceeding commenced or brought against such Member by any other party or parties, it being deemed that such Member has acquiesced to any such Bankruptcy Proceeding that is not dismissed within sixty (60) days after the commencement thereof or if such Member, by action, inaction or answer, approves of, consents to, admits the material allegations of any petition filed in connection therewith or defaults in answering any such petition;

(c) final adjudication of such Member to be bankrupt or insolvent;

(d) expiration of sixty (60) days without termination, dismissal or discharge of the appointment of a trustee, receiver or liquidator, with or without such Member's consent, for all or any substantial part of the property of such Member, whether or not including such Member's Units; or

(e) execution by such Member of an assignment for the benefit of creditors.

"Capital Account" has the meaning set forth in Section 4.2.

"Capital Contributions" of a Member means the amount of cash and the net fair market value (as determined in good faith by the Manager) of property contributed to the Company pursuant to Article III.

"Certificate of Formation" means the Certificate of Formation of the Company, as amended.

"Code" means the Internal Revenue Code of 1986, as amended from time to time, and the corresponding provisions of any successor statute.

"Company" has the meaning set forth in the introductory paragraph.

"Company Option Period" has the meaning set forth in Section 9.2(a).

"Company Year" means the calendar year.

"Covered Person" has the meaning set forth in Section 11.2.

"Drag-Along Members" has the meaning set forth in Section 9.4.

"Drag-Along Notice" has the meaning set forth in Section 9.4.

"Dragging Members" has the meaning set forth in Section 9.4.

"Effective Date" means the date of filing of the Certificate of Formation of the Company with the Secretary of State of the State of Texas.

"Independent Accountants" means the independent accountants selected by the Manager.

"Initial Capital Contributions" has the meaning set forth in Section 3.1.

"Liquidator" has the meaning set forth in Section 10.2.

"Majority in Interest" means the approval of the Members holding greater than fifty percent (50%) of the outstanding Units.

"Managers" means Lawrence Spector and Lon Aylsworth and any Person or Persons hereafter elected as a manager of the Company and serving as such in accordance with this Agreement, but does not include any Person who has ceased to be a manager of the Company.

"Member" means any Person executing this Agreement as of the date of this Agreement as a member or hereafter admitted to the Company as a member as provided in this Agreement, but does not include any Person who has ceased to be a member in the Company.

"Member Minimum Gain" means the aggregate of the partner nonrecourse debt minimum gain amounts of the Company computed in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deductions" shall be determined in accordance with the principles of Treasury Regulations Section 1.704-2(i)(1). The amount of Member Nonrecourse Deductions for a year is determined in accordance with Treasury Regulations Section 1.704-2(i)(2) and generally equals the net increase, if any, in the amount of Member Minimum Gain during that year, determined pursuant to Treasury Regulations Section 1.704-2(i)(3).

"Minimum Gain" means the aggregate gain, if any, that would be realized by the Company for purposes of computing income or loss with respect to each Company asset if each Company asset was disposed of by the Company in a taxable transaction in full satisfaction of all nonrecourse liabilities of the Company secured by such asset. Minimum Gain with respect to each Company asset shall be further determined in accordance with the rules of Treasury Regulations Section 1.704-2(d) and any subsequent rule or Treasury Regulation governing the determination of minimum gain. A Member's share of Minimum Gain at the end of any Company Year shall equal the aggregate Nonrecourse Deductions allocated to such Member (or his predecessors in interest) up to that time, less such Member's (and predecessors') aggregate share of decreases in Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(g).

"Net Cash Flow" means, with respect to any period, all cash revenues and receipts of the Company (excluding Capital Contributions); less (i) cash expended (other than to the extent expended from reserves established in accordance with clause (ii) of this definition) for debts and expenses of the Company and interest and principal payments on any indebtedness of the Company and (ii) reserves that the Manager reasonably determine to be advisable. For purposes of determining Net Cash Flow, depreciation and amortization shall not be considered an expense of the Company. Net Cash Flow shall include all proceeds of any sale or other disposition of the assets of the Company. Net Cash Flow shall be determined consistent with the Company's financial statements, which shall be prepared in accordance with accounting principles used for federal income tax purposes.

"Net Income" means for a taxable year of the Company the excess of (i) the income and gain of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a), over (ii) the deductions and losses of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a).

"Net Loss" means for a taxable year of the Company the excess of (i) the deductions and losses of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a), over (ii) the income and gain of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a).

"Nonrecourse Deductions" means the excess, if any, of the net increase in the amount of Minimum Gain during a Company Year over the aggregate amount of any distributions during such year of proceeds of a nonrecourse liability that are allocable to an increase in Minimum Gain. The Nonrecourse Deductions of a year shall consist first of depreciation with respect to each item of Company property to the extent of the increase in Minimum Gain attributable to nonrecourse liabilities of the Company secured by such Company property, with the remainder of any Nonrecourse Deductions made up of a pro rata portion of the Company's other items of loss. Nonrecourse Deductions shall be further determined in accordance with the rules of Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c) and any subsequent rule or regulation governing the determination of nonrecourse deductions.

"Nonsubject Member" has the meaning set forth in Section 9.3.

"Notice of Sale or Transfer" has the meaning set forth in Section 9.5.

"Offered Interest" has the meaning set forth in Section 9.2

"Offering Member" has the meaning set forth in Section 9.2.

"Operative Event", with respect to any Member, shall mean any of the following events:

(i) the death of such Member;

(ii) subject to Section 9.7, the termination of the marital relationship of such Member by death or divorce if such Member does not succeed to his or her spouse's community interest in the Member's Units or purchase such interest pursuant to the terms hereof, or the entering into of any property settlement arrangement or agreement in connection therewith,

pursuant to which such Member's interest in his or her Units is to be diluted, lessened, encumbered or impaired;

(iii) the Bankruptcy of such Member;

(iv) the occurrence of an event that constitutes, or would result in, a Transfer of such Member's Units in violation of this Agreement;

(v) the withdrawal, resignation or retirement of such Member in violation of this Agreement; and

(vi) the filing by such Member of any action seeking a judicial dissolution of the Company under Chapter 11 of the TBOC.

"Option Period" has the meaning set forth in Section 9.2(b).

"Percentage Interest" means, with regard to any Member, the percentage of the Company's total outstanding Units held by such Member.

"Person" means an individual, corporation, association, limited liability company, limited liability partnership, partnership, estate, trust, unincorporated organization or other entity or a government or any agency or political subdivision thereof.

"Proposed Sale" has the meaning set forth in Section 9.4.

"Registered Agent" has the meaning set forth in Section 1.5.

"Registered Office" has the meaning set forth in Section 1.5.

"Regulatory Allocations" has the meaning assigned to it in Section 4.1(d).

"Related Party" means, as to any Member, (i) any Affiliate of such Member, (ii) any employee, manager, officer, director, member, shareholder or partner of such Member or of any Affiliate of such Member, (iii) any member of the family of any Person that is a Related Party of such Member, and (iv) all agents (whether or not disclosed) acting on behalf of or by the discretion of any of the foregoing.

"Remaining Interest" has the meaning set forth in Section 9.2(b).

"Section 754 Election" has the meaning set forth in Section 5.5(a).

"Subject Member" has the meaning ascribed thereto in Section 9.3.

"Supplemental Capital Contributions" has the meaning set forth in Section 3.1.

"Tag-Along Members" has the meaning set forth in Section 9.5.

"Tag-Along Sale" has the meaning set forth in Section 9.5.

"Tagging Members" has the meaning set forth in Section 9.5.

"Tax Matters Member" has the meaning set forth in Section 5.4.

"TBOC" means the Texas Business Organizations Code, as amended, and any successor statute.

"Transfer" has the meaning ascribed thereto in Section 9.1.

"Transfer Notice" has the meaning set forth in Section 9.2.

"Treasury Regulations" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Unadmitted Assignee" has the meaning set forth in Section 9.8.

"Unit" means a fractional share of the issued and outstanding membership interests of the Company held by a Member holding Units as set forth on Exhibit B (as may be amended from time to time in accordance with this Agreement) and the rights and obligations associated with such membership interests at the relevant time, including the allocation, distribution, consent, approval and management rights granted to the holders of Units and any and all other benefits to which the holders of Units may be entitled as provided in this Agreement, together with the obligations of such holders to comply with all the terms and provisions of this Agreement.

"Unreturned Capital Amount" means, with respect to each Member, an amount equal to such Member's initial Capital Contribution, as set forth on Exhibit B, increased by any Capital Contributions made by such Member to the Company and decreased by distributions to such Member pursuant to Section 4.3 of this Agreement as of the date on which the Unreturned Capital Amount is being determined.

"Winding Up" means the period following a termination of the Company.

EXHIBIT B

MEMBERS AND MEMBERSHIP INTERESTS

[Enclosed]